Registration No. 333-161514
Filed pursuant to Rule 424(b)(3)
PROSPECTUS
$20,000,000
Navarre Corporation
Preferred Stock
Common Stock
We may offer and sell from time to time up to $20,000,000 of shares, in the aggregate, of our preferred stock or common stock, no par value.
We will provide specific terms of these shares and the offering in supplements to this prospectus for each offering of our preferred or common stock. Any prospectus supplement may also add, update or change information in this prospectus. This prospectus may not be used to offer or sell securities unless accompanied by a prospectus supplement.
Our common stock is listed on the Nasdaq Global Market (“Nasdaq”) under the symbol “NAVR.” On October 23, 2009, the last reported sale price for our common stock reported on Nasdaq was $2.81 per share.
We have not offered any securities pursuant to General Instruction I.B.6. of Form S-3 during the prior 12-month period that ends on and includes the date of this prospectus.
We may offer securities through underwriting syndicates managed or co-managed by one or more underwriters, dealers or agents or directly to purchasers. The prospectus supplement for each offering of securities will describe the plan of distribution for that offering. For general information about the distribution of the shares, see “Plan of Distribution” in this prospectus.
Unless the context otherwise requires, the terms “we,” “our,” “us,” the “Company” and “Navarre” refer to Navarre Corporation and its consolidated subsidiaries.
Investing in our common stock is highly speculative and involves a high degree of risk.
See “Risk Factors” beginning on page 6.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is October 23, 2009.

ABOUT THIS PROSPECTUS
This prospectus is part of a Registration Statement that we filed with the Securities and Exchange Commission, which we refer to as the “SEC,” using a “shelf” registration process. Under this shelf process, we may, from time to time, sell our preferred stock or common stock as described in this prospectus in one or more offerings for total proceeds of up to $20,000,000.
This prospectus provides you with a general description of our preferred and common stock and the offering. Each time we offer preferred stock or common stock, we will provide a prospectus supplement that will contain specific information about the terms of that offering. We will file each prospectus supplement with the SEC. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information” in this prospectus.
For investors outside the United States: We have done nothing that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

You should rely only on the information contained in this prospectus and the accompanying prospectus supplement and information to which we have referred you, including the information incorporated by reference. We have not authorized anyone to provide you with different information. The information contained in this prospectus is complete and accurate only as of the date on the front cover, but the information may have changed since that date. You must not rely on any unauthorized information or representation. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS SUMMARY
This summary does not contain all of the information you should consider before buying our securities. You should read the entire prospectus carefully, especially the “Risk Factors” section in this prospectus, and our financial statements, related notes and other information incorporated by reference into this prospectus before deciding to invest in our securities.
Our Business
Navarre Corporation is a publisher and distributor of physical and digital home entertainment and multimedia products, including PC software, DVD video, video games and accessories. Since our founding in 1983, we have established distribution relationships with major retailers including Best Buy, Wal-Mart/Sam’s Club, Target, Staples and Costco Wholesale Corporation, and we distribute to more than 19,000 retail and distribution center locations throughout the United States and Canada. We believe our established relationships throughout the supply chain, our broad product offering and our distribution facility, permit us to offer these products to our retail customers and to provide access to a retail channel for the publishers of such products.
Our business is divided into two segments — Publishing and Distribution.
Publishing. Through our publishing business, which generally has higher gross margins than our distribution business, we own or license various PC software and DVD video titles, and other related merchandising and broadcasting rights. Our publishing business packages, brands, markets and sells directly to retailers, third party distributors and our distribution business. Our publishing business currently consists of Encore Software, Inc. (“Encore”), FUNimation Productions, Ltd. (“FUNimation”) and BCI Eclipse Company, LLC (“BCI”). In fiscal 2009, BCI began winding down its licensing operations related to budget DVD video. Encore, which we acquired in July 2002, licenses and publishes entertainment, personal productivity, genealogy, system utility, education and value products, including titles such as Print Shop, Print Master, Mavis Beacon Teaches Typing, Family Tree Maker, Diner Dash, Monopoly, Scrabble, Wheel of Fortune, Panda Securities and Hoyle PC Gaming products. FUNimation, acquired on May 11, 2005, is the leading anime content provider in the United States. FUNimation licenses and publishes titles such as Dragon Ball Z, Fullmetal Alchemist, Trinity Blood, Samurai 7, Afro Samurai, Black Blood Brothers, Claymore, D. Gray-man, Darker Than Black, One Piece, Shin Chan, and Robotech The Shadow Chronicles. Our digital strategy consists primarily of the sale of home video titles through online digital retailers such as iTunes. The Company also continues to explore additional digital distribution opportunities for our other product categories.
Distribution. Through our distribution business, we distribute and provide fulfillment services in connection with a variety of finished goods that are provided by our vendors, which include PC software, DVD video, video games, accessories, independent music labels (through May 2007), and our publishing business. These vendors provide us with products which we, in turn, distribute to our retail customers. Our distribution business focuses on providing vendors and retailers with a range of value-added services including: vendor-managed inventory, Internet-based ordering, electronic data interchange (“EDI”) services, fulfillment services and retailer-oriented marketing services. Our vendors include Symantec Corporation, Kaspersky Lab, Inc., Trend Micro, Incorporated, Webroot Software, Inc., Warner Bros. Home Entertainment Inc., LucasArts Entertainment Company, Square Enix USA, Inc., McAfee, Inc., Corel Corporation and our publishing business.
Company Information
We were incorporated in Minnesota in 1983. Our principal executive offices are located at 7400 49th Avenue North, New Hope, Minnesota 55428, and our telephone number is (763) 535-8333. Our website is www.navarre.com. The information contained on our website is not a part of this prospectus. We have included our website address in this prospectus as an inactive textual reference only.

RISK FACTORS
An investment in our securities involves a high degree of risk and should be considered only by those persons who are able to afford a loss of their entire investment. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by any forward-looking statement. In particular, you should consider the numerous risks outlined below. These risk factors are not exhaustive. Other sections of this prospectus, any prospectus supplement and the documents incorporated by reference may include additional factors which could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. In evaluating our business, prospective investors should carefully consider the risk factors in addition to the other information included or incorporated by reference in this prospectus.
We derive a substantial portion of our total net sales from two customers. A reduction in sales to either of these customers, or another significant customer, could have a material adverse effect on our net sales and profitability.
For the fiscal year ended March 31, 2009, net sales to Best Buy and Wal-Mart/Sam’s Club, represented approximately 35% and 16%, respectively, of our total net sales, and, in the aggregate, approximately 51% of our total net sales. For the fiscal year ended March 31, 2008, net sales to Best Buy and Wal-Mart/Sam’s Club accounted for approximately 31% and 13%, respectively, of our total net sales, and, in the aggregate, approximately 44% of our total net sales. For the fiscal year ended March 31, 2007, net sales to Best Buy and Wal-Mart/Sam’s Club accounted for approximately 23% and 11%, respectively, of our total net sales, and, in the aggregate, approximately 34% of our total net sales. Substantially all of the products we distribute to these customers are supplied on a non-exclusive basis under arrangements that may be cancelled without cause and upon short notice, and our retail customers generally are not required to make minimum purchases. If we are unable to continue to sell our products to either of these customers or are unable to maintain our sales to these customers at current levels and cannot find other customers to replace these sales, there would be an adverse impact on our net sales and profitability. We believe sales to these customers will continue to represent a significant percentage of our total net sales and there can be no assurance that we will continue to recognize a significant amount of revenue from sales to any specific customer.
The loss of a significant vendor or manufacturer or a decline in the popularity of its products could negatively affect our product offerings and reduce our net sales and profitability.
A significant portion of our net sales in recent years has been due to increased sales of PC software provided by software publishers such as Symantec Corporation, Kaspersky Lab, Inc., Trend Micro, Inc. and Webroot Software, Inc. During the fiscal year ended March 31, 2009 each of these publishers accounted for more than $30.0 million of our net sales. Symantec products accounted for approximately $104.0 million, $95.0 million and $81.9 million in net sales in the fiscal years ended March 31, 2009, 2008 and 2007, respectively. While we have agreements in place with each of these parties, such agreements generally are short-term in nature and may be cancelled without cause and upon short notice. The agreements typically cover the right to distribute in the United States and Canada, do not restrict the publishers from distributing their products through other distributors or directly to retailers and do not guarantee product availability to us for distribution. These agreements allow us to purchase the publishers’ products at a reduced wholesale price and to provide various distribution and fulfillment services in connection with the publishers’ products. If we were to lose our right to distribute products of any of the above PC software publishers or the popularity of such product were to decrease, our net sales and profitability would be adversely impacted.
Our future growth and success depends partly upon our ability to procure and renew popular product distribution agreements and to sell the underlying products. There can be no assurance that we will enter into new distribution agreements or that we will be able to sell products under existing distribution agreements. Further, our current distribution agreements may be terminated on short notice. The loss of a significant vendor could negatively affect our product offerings and, accordingly, our net sales. Similarly, a decrease in customer demand for such products could negatively affect our net sales.
The pending SEC investigation or litigation may subject us to significant costs, judgments or penalties and could divert management’s attention.
We are the subject of a non-public investigation by the Securities and Exchange Commission (the “SEC”). The SEC has not provided us with notice asserting that any violations of the securities laws have occurred, but there can be no assurance as to the outcome of this investigation. We are also involved in a number of litigation matters. Irrespective of the validity of the assertions made in these suits, or the positions asserted in these proceedings or any final resolution in these matters, we could incur substantial costs and management’s attention could be diverted, either of which could adversely affect our business, financial condition or operating results.
Our revenues are dependent on consumer preferences and demand, which can change at any time.
Our business and operating results depend upon the appeal of properties, product concepts and programming to consumers, including the popularity of anime in the United States market and trends in the toy, game and entertainment businesses. A decline in the popularity of existing properties or the failure of new properties and product concepts to achieve and sustain market acceptance could result in reduced overall revenues, which could have a material adverse effect on the financial condition and results of operations of the Company. Consumer preferences with respect to entertainment are continuously changing, are difficult to predict and can vary over time. In addition, entertainment properties often have short life cycles. There can be no assurance that:
•	any of the current properties, product concepts or programming will continue to be popular for any significant period of time;

•	any new properties, product concepts or programming will achieve commercial acceptance; or

•	any property’s life cycle will be sufficient to permit adequate profitably to recover advance payments, guarantees, development, marketing, royalties and other costs.
Our failure to successfully anticipate, identify and react to consumer preferences could have a material adverse effect on revenues, profitability and results of operations. In addition, changes in consumer preferences may cause our revenues and net income to vary significantly between comparable periods.
A continued deterioration in the businesses of significant customers, due to weak economic conditions, could harm our business.
During weak economic times there is an increased risk that certain of our customers will reduce orders, delay payment for product purchased or fail. Our revenues could negatively be affected by a number of factors, including the following:
•	the credit available to our customers;

•	the popularity of our products released during the quarter;

•	product marketing and promotional activities;

•	the opening and closing of retail stores by our major customers;

•	the extension, termination or non-renewal of existing distribution agreements and licenses; and

•	general economic changes affecting the buying pattern of retailers, particularly those changes affecting consumer demand for home entertainment products and PC software.
In addition, if a customer files for bankruptcy, we may be required to forego collection of pre-petition amounts owed and to repay amounts remitted to us during the 90-day preference period preceding the filing. The bankruptcy laws, as well as specific circumstances of each bankruptcy, may limit our ability to collect pre-petition amounts. Although we believe that we have sufficient reserves to cover our exposure resulting from anticipated customer difficulties, bankruptcies or defaults, we can provide no assurance that such reserves will be adequate. If they are not adequate, our business, operating results and financial condition could be adversely affected.
Our business is seasonal and variable in nature and, as a result, the level of sales during our peak season could adversely affect our results of operations and liquidity.
Traditionally, our third quarter (October 1-December 31) has accounted for our largest quarterly revenue figures and a substantial portion of our earnings. Our third quarter accounted for approximately 27.2%, 33.0% and 30.3% of our net sales for the fiscal years ended March 31, 2009, 2008 and 2007, respectively. As a distributor of products ultimately sold to consumers, our business is affected by the pattern of seasonality common to other suppliers of retailers, particularly during the holiday season. Because of this seasonality, if we or our customers experience a weak holiday season or if we provide price protection for sales during the holiday season or determine to increase our inventory levels to meet anticipated retail customer demand, our financial results and liquidity could be negatively affected. Our borrowing levels and inventory levels typically increase substantially during the holiday season.
The 2008 holiday season was disappointing to most retailers as consumers remained cautious about discretionary spending. As a consequence of all of these factors, several of our customers have recently experienced significant financial difficulty, with one major customer filing for bankruptcy and subsequently deciding to liquidate. Consequently, our financial results have been negatively impacted by the downtown in the economy.
A substantial portion of FUNimation’s revenues are derived from a small number of licensed properties and a small number of licensors and FUNimation’s content is highly concentrated in the anime genre.
FUNimation derives a substantial portion of its revenues from a small number of properties and such properties usually generate revenues only for a limited period of time. Additionally, FUNimation’s content is concentrated in the anime sector and its revenues are highly subject to the changing trends in the toy, game and entertainment businesses. In particular, one licensed property accounted for $32.0 million, or 46%, of FUNimation’s revenues for the fiscal year ended March 31, 2009. FUNimation’s revenues may fluctuate significantly from year to year due to, among other reasons, the popularity of its licensed properties and the timing of entering into new licensing contracts.
During the fiscal year ended March 31, 2009, 66% of FUNimation’s revenues were derived from sales of products under multiple licensing arrangements with three licensors. The loss of any of these licensing relationships could have a material negative effect on FUNimation’s revenues.

FUNimation’s revenues are substantially dependent on television exposure for its licensed properties.
Television exposure is an important promotional vehicle for home video sales and licensing opportunities of anime content. To the extent that FUNimation’s content is not able to gain television exposure, sales of these products could be limited. Similarly, demand for properties broadcast on television generally is based on television ratings. In addition, FUNimation does not own the broadcast rights for some of its properties, so it relies on third parties to secure or renew broadcast rights for such content. A decline in television ratings or programming time of FUNimation’s licensed properties could adversely affect FUNimation’s revenues.
Technology developments, particularly in the electronic downloading arena, may adversely affect our net sales, margins and results of operations.
Home entertainment products have traditionally been marketed and delivered on a physical delivery basis. If these products are increasingly marketed and delivered through technology transfers, such as electronic downloading through the Internet or similar delivery methods, then our retail and wholesale distribution business could be negatively impacted. As electronic downloading grows through Internet retailers, competition between electronic retailer suppliers using traditional methods will intensify and likely negatively impact our net sales and margins. Furthermore, we may be required to spend significant capital to enter or participate in this delivery channel. If we are unable to develop necessary vendor and customer relationships to facilitate electronic downloading or if the terms of these arrangements differ from those related to our physical product sales, our business may be materially harmed.
Increased counterfeiting or piracy may negatively affect the demand for our home entertainment products.
The product categories that we sell have been adversely affected by counterfeiting, piracy and parallel imports, and also by websites and technologies that allow consumers to illegally download and access this content. Increased proliferation of these alternative access methods to these products could impair our ability to generate net sales and could cause our business to suffer.
We may not be able to successfully protect our intellectual property rights.
We rely on a combination of copyright, trademark and other proprietary rights laws to protect the intellectual property we license. Third parties may try to challenge the ownership by us or our licensors of such intellectual property. In addition, our business is subject to the risk of third parties infringing on our intellectual property rights or those of our licensors and producing counterfeit products. We may need to resort to litigation in the future to protect our intellectual property rights or those of our licensors, which could result in substantial costs and diversion of resources and could have a material adverse effect on our business and competitive position.
The loss of key personnel could affect the depth, quality and effectiveness of our management team. In addition, if we fail to attract and retain qualified personnel, the depth, quality and effectiveness of our management team and employees could be negatively affected.
We depend on the services of our key senior executives and other key personnel because of their experience in the distribution, publishing and licensing areas. The loss of the services of one or several of our key employees could result in the loss of customers or vendor relationships, or otherwise inhibit our ability to operate and grow our business successfully.
Our ability to enhance and develop markets for our current products and to introduce new products to the marketplace also depends on our ability to attract and retain qualified management personnel. We compete for such personnel with other companies and organizations, many of which have substantially greater capital resources and name recognition than we do. If we are not successful in recruiting or retaining such personnel, it could have a material adverse effect on our business.
If we fail to meet our significant working capital requirements or if our working capital requirements increase substantially, our business and prospects could be adversely affected.
As a distributor and publisher, we purchase and license products directly from manufacturers and content developers for resale to retailers. As a result, we have significant working capital requirements, principally to acquire inventory, procure licenses and finance accounts receivable. Our working capital needs will increase as our inventory, licensing activities and accounts receivable increase in response to growth. In addition, license advances, prepayments to enhance margins, investments and inventory increases to meet customer requirements could increase our working capital needs. The failure to obtain additional financing or maintain working capital credit facilities on reasonable terms in the future could adversely affect our business. In addition, if the cost of financing is too expensive or not available, it could require a reduction in our distribution or publishing activities.
We rely upon bank borrowings to fund our general working capital needs and it may be necessary for us to secure additional financing in the future depending upon the growth of our business and the possible financing of additional acquisitions. If we were unable to borrow under our credit facility or otherwise unable to secure sufficient financing on acceptable terms or at all, our future growth and profitability could be adversely affected.
Product returns or inventory obsolescence could reduce our sales and profitability or negatively impact our liquidity.
We maintain a significant investment in product inventory. Like other companies operating in our industry, product returns from our retail customers are significant when expressed as a percentage of revenues. Adverse financial or other developments with respect to a particular supplier or product could cause a significant decline in the value and marketability of our products, possibly making it difficult for us to return products to a supplier or recover our initial product acquisition costs. Under such circumstances, our sales and profitability, including our liquidity, could be adversely affected. We maintain a sales return reserve based on historical product line experience rates. There can be no assurance that our reserves will be adequate to cover potential returns.
We are subject to the risk that our inventory values may decline due to, among other things, changes in demand and that protective terms under our supplier agreements may not adequately cover the decline in values, which could result in lower gross margins or inventory write-downs.
The demand for products that we sell and distribute is subject to rapid technological change, new and enhanced product specification requirements, consumer preferences and evolving industry standards. These changes may cause our inventory to decline substantially in value or to become obsolete which may occur in a short period of time. We offer no assurance that price protection or inventory returnability terms may not change or be eliminated in the future, that unforeseen new product developments will not materially adversely affect our revenues or profitability or that we will successfully manage our existing and future inventories.
In our distribution business, we generally are entitled to receive a credit from certain suppliers for products returned to us based upon the terms and conditions with those suppliers, including maintaining a minimum level of inventory of their products and limitations on the amount of product that can be returned and/or restocking fees. If major suppliers decrease or eliminate the availability of price protection or inventory returnability to us, such a change in policy could lower our gross margins or cause us to record inventory write-downs. We are also exposed to inventory risk to the extent that supplier protections are not available on all products or quantities and are subject to time restrictions. In addition, suppliers may become insolvent and unable to fulfill their protection obligations to us. As a result, these policies do not protect us in all cases from declines in inventory value or product demand.
In our publishing business, prices could decline due to decreased demand and, therefore, there may be greater risk of declines in our owned inventory value. To the extent that our publishing business has not properly reserved for inventory exposure or price reductions needed to sell remaining inventory, our profitability may suffer.
Further impairment in the carrying value of our assets could negatively affect our consolidated results of operations and net worth.
We recorded significant impairment charges to goodwill and other assets during the year ended March 31, 2009. We evaluate assets on the balance sheet whenever events or a change in circumstance indicates that their carrying value may not be recoverable. Materially different assumptions regarding the future performance of our businesses could result in additional other asset impairment charges which could negatively affect our operating results and potentially result in future operating losses.
We have significant credit exposure and negative product demand trends or other factors could cause us significant credit loss.
We provide credit to our customers for a significant portion of our net sales. We are subject to the risk that our customers will not pay for the products they have purchased. This risk may be increased with respect to goods provided under our consignment programs due to our lack of physical control over the inventory. This risk may increase if our customers experience decreases in demand for their products and services or become less financially stable due to adverse economic conditions or otherwise. If there is a substantial deterioration in the collectibility of our receivables, our earnings and cash flows could be adversely affected.
In addition, from time to time, we may make royalty advances, or invest in, other businesses. These business or investment opportunities may not be successful, which could result in the loss of our invested capital.
We may not be able to adequately adjust our cost structure in a timely fashion in response to a decrease in net sales, which may cause our profitability to suffer.
A significant portion of our selling, general and administrative expense is comprised of personnel, facilities and costs of invested capital. In the event of a significant downturn in net sales, we may not be able to exit facilities, reduce personnel, improve business processes, reduce inventory or make other significant changes to our cost structure without significant disruption to our operations or without significant termination and exit costs. Additionally, if management is not able to implement such actions in a timely manner, or at all, to offset a shortfall in net sales and gross profit, our profitability could suffer.
Our distribution and publishing businesses operate in highly competitive industries and compete with large national firms. Further competition, among other things, could reduce our sales volume and margins.
The business of distributing home entertainment and multimedia products is highly competitive. Our competitors in the distribution business include other national and regional distributors as well as suppliers that sell directly to retailers. These competitors include the distribution affiliates of Time-Warner, Ingram Micro, Inc., Ingram Entertainment, Tech Data Corporation and Activision. Our competitors in the publishing business include both independent national publishers as well as large international firms. These competitors include Topics Entertainment, Nova/Avanquest, Valusoft, and Phantom EFX. Certain of our competitors have substantially greater financial and other resources than we have. Our ability to compete effectively in the future depends upon a number of factors, including our ability to: obtain exclusive national distribution contracts and licenses with manufacturers/vendors; obtain proprietary publishing rights with various rights holders and brand owners; maintain our margins and volume; expand our sales through a varied range of products and personalized services; anticipate changes in the marketplace including technological developments and consumer interest in our proprietary products; and maintain operating expenses at an appropriate level.

Our failure to perform adequately one or more of these tasks may materially harm our business.
In addition, FUNimation’s business depends upon its ability to procure and renew agreements to license certain rights for attractive titles on favorable terms. Competition for attractive anime and television broadcasting slots is intense. FUNimation’s principal competitors in the anime sector are media companies such as Viz Media, Bandai, ADV Films, Media Blasters, and Starz. FUNimation also competes with various toy companies, other licensing companies, numerous others acting as licensing representatives and large media companies such as Sony Pictures and Disney. Many of FUNimation’s competitors may have substantially greater resources than FUNimation and own or license properties which are more commercially successful than FUNimation’s properties. There are low barriers to enter the licensing and brand management business and therefore there is potential for new competitors to enter the market.
Competition in the home entertainment and multimedia products industries is intense and is often based on price. Distributors generally experience low gross profit margins and operating margins. Consequently, our distribution profitability is highly dependent upon achieving effective cost and management controls and maintaining sales volumes. A material decrease in our gross profit margins or sales volumes would harm our financial results.
We depend on third party shipping and fulfillment companies for the delivery of our products.
We rely almost entirely on arrangements with third party shipping and fulfillment companies, principally UPS and Federal Express, for the delivery of our products. The termination of our arrangements with one or more of these third party shipping companies, or the failure or inability of one or more of these third party shipping companies to deliver products on a timely or cost efficient basis from suppliers to us, or products from us to our reseller customers or their end-user customers, would significantly disrupt our business and harm our reputation and net sales. Furthermore, an increase in amounts charged by these shipping companies could negatively affect our gross margins and earnings.
We depend on a variety of systems for our operations, and a failure of these systems could disrupt our business and harm our reputation and net sales and negatively impact our results of operations.
We depend on a variety of systems for our operations. These systems support our operating functions, including inventory management, order processing, shipping, receiving and accounting. Certain of these systems are operated by third parties and their performance may be outside of our control. Any failures or significant downtime in our systems could prevent us from taking customer orders, printing product pick-lists, and/or shipping product. It could also prevent customers from accessing our price and product availability information.
From time to time we may acquire other businesses having information systems and records, which may be converted and integrated into our information systems. This can be a lengthy and expensive process that results in a material diversion of resources from other operations. In addition, because our information systems are comprised of a number of legacy, internally-developed applications, they can be harder to upgrade and may not be adaptable to commercially available software. As our needs for technology evolve, we may experience difficulty or significant cost in upgrading or significantly replacing our systems.
We also rely on the Internet for a portion of our orders and information exchanges with our customers. The Internet and individual websites can experience disruptions and slowdowns. In addition, some websites have experienced security breakdowns. Our website could experience material breakdowns, disruptions or breaches in security. If we were to experience a security breakdown, disruption or breach that compromised sensitive information, this could harm our relationship with our customers or suppliers. Disruption of our website or the Internet in general could impair our order processing or more generally prevent our customers and suppliers from accessing information. This could cause us to lose business.
We believe customer information systems and product ordering and delivery systems, including Internet-based systems, are becoming increasingly important in the distribution of our products and services. Although we seek to enhance our customer information systems by adding new features, we offer no assurance that competitors will not develop superior customer information systems or that we will be able to meet evolving market requirements by upgrading our current systems at a reasonable cost, or at all. Our inability to develop competitive customer information systems or upgrade our current systems could cause our business and market share to suffer.
Any future acquisitions could result in disruptions to our business by, among other things, distracting management time and diverting financial resources. Further, if we are unsuccessful in integrating acquired companies into our business, it could materially and adversely affect our financial condition and operating results.
If we make acquisitions, a significant amount of management’s time and financial resources may be required to complete the acquisition and integrate the acquired business into our existing operations. Even with this investment of management time and financial resources, an acquisition may not produce the revenue, earnings or business synergies anticipated. Acquisitions involve numerous other risks, including assumption of unanticipated operating problems or legal liabilities, problems integrating the purchased operations, technologies or products, diversion of management’s attention from our core businesses, adverse effects on existing business relationships with suppliers and customers, incorrect estimates made in the accounting for acquisitions and amortization of acquired intangible assets that would reduce future reported earnings (goodwill impairments), ensuring acquired companies’ compliance with the requirements of the Sarbanes-Oxley Act of 2002 and potential loss of customers or key employees of acquired businesses. We cannot assure you that if we make any future acquisitions, investments, strategic alliances or joint ventures, they will be completed in a timely manner or achieve anticipated synergies, that they will be structured or financed in a way that will enhance our business or creditworthiness or that they will meet our strategic objectives or otherwise be successful. In addition, we may not be able to secure the financing necessary to consummate future acquisitions, and future acquisitions and investments could involve the issuance of additional equity securities or the incurrence of additional debt, which could harm our financial condition or creditworthiness.
Interruption of our business or catastrophic loss at any of our facilities could lead to a curtailment or shutdown of our business.
We receive, manage, distribute and process our inventory (including returns) from a centralized warehouse and distribution facility that is located adjacent to our corporate headquarters. An interruption in the operation of or in the service capabilities at any of our facilities as a result of equipment failure or other reasons could result in our inability to distribute products, which would reduce our net sales and earnings for the affected period. In the event of a stoppage at such facilities, even if only temporary, or if we experience delays as a result of events that are beyond our control, delivery times to our customers and our relationship with such customers could be severely affected. Any significant delay in deliveries to our customers could lead to increased returns or cancellations and cause us to lose future sales. Our facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions, violent weather conditions or other natural disasters. We may experience a shutdown of our facilities or periods of reduced production as a result of equipment failure, delays in deliveries or catastrophic loss, which could have a material adverse effect on our business, results of operations or financial condition.
Future terrorist or military actions could result in disruption to our operations or loss of assets.
Future terrorist or military actions, in the U.S. or abroad, could result in destruction or seizure of assets or suspension or disruption of our operations. Additionally, such actions could affect the operations of our suppliers or customers, resulting in loss of access to products, potential losses on supplier programs, loss of business, higher losses on receivables or inventory, or other disruptions in our business, which could negatively affect our operating results. We do not carry insurance covering such terrorist or military actions, and even if we were to seek such coverage and such coverage were available, the cost likely would not be commercially reasonable.
Risks Relating to Indebtedness
The level of our indebtedness could adversely affect our financial condition.
We have significant debt service obligations. As of June 30, 2009, our total indebtedness under our revolving facility was $23.2 million. We have the ability, subject to borrowing base requirements, to borrow up to $65.0 million under the revolving credit agreement.
The level of our indebtedness could have important consequences. For example, it could:
•	make it more difficult for us to satisfy our obligations with respect to other indebtedness;

•	increase our vulnerability to adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to the payment of our indebtedness, thereby reducing the availability of cash to fund working capital and capital expenditures and for other general corporate purposes;

•	restrict us from acquiring new content, exploring other business opportunities or strategic acquisitions;

•	limit our ability to obtain financing for working capital, capital expenditures, general corporate purposes or acquisitions;

•	place us at a disadvantage compared to our competitors that have less indebtedness; and

•	limit our flexibility in planning for, or reacting to, changes in our business and industry.
Our outstanding indebtedness bears interest at variable rates. Any increase in interest rates will reduce funds available to us for our operations and future business opportunities and could adversely affect our leveraged capital structure.
Our debt service requirements will be impacted by changing interest rates. All of the $23.2 million of our outstanding debt at June 30, 2009 is subject to variable interest rates. A 100-basis point change in LIBOR would cause our projected annual interest expense, based on current borrowed amounts, to change by approximately $232,000. The fluctuation in our debt service requirements, in addition to interest rate changes, may be impacted by future borrowings under our credit facility or other alternative financing arrangements.
We may be unable to generate sufficient cash flow to service our debt obligations.
Our ability to make payments on and refinance our indebtedness and to fund our operations, working capital and capital expenditures depends on our ability to generate cash in the future. Our ability to generate future cash is subject to general economic, industry, financial, competitive, operating, legislative, regulatory and other factors that are beyond our control.
We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our credit agreement in an amount sufficient to enable us to pay amounts due on our indebtedness or to fund our other liquidity needs.

We will need to refinance all or a portion of our indebtedness on or before the maturity date of our line of credit (June 2010). Our ability to refinance our indebtedness or obtain additional financing will depend on, among other things:
•	our financial condition at the time;

•	restrictions in our credit agreement or other outstanding indebtedness; and

•	other factors, including the condition of the financial markets or the distribution and publishing markets.
As a result, we may not be able to refinance any of our indebtedness on commercially reasonable terms, or at all. If we do not generate sufficient cash flow from operations, and additional borrowings or refinancings or proceeds of asset sales are not available to us, we may not have sufficient cash to enable us to meet all of our obligations.
We may be able to incur additional indebtedness, which could further exacerbate the risks associated with our current indebtedness level.
We and our subsidiaries may be able to incur substantial additional indebtedness in the future. Although our credit facility contains restrictions on the incurrence of additional indebtedness, debt incurred in compliance with these restrictions could be substantial. Our revolving working capital credit facility provided pursuant to a credit agreement, permits, subject to borrowing base requirements, total borrowings of up to $65.0 million. In addition, our credit agreement will not prevent us from incurring certain other obligations. If we and our subsidiaries incur additional indebtedness or other obligations, the related risks that we face could be magnified.
Our credit agreement contains significant restrictions that limit our operating and financial flexibility.
Our credit agreement requires us to maintain specified financial ratios and includes other restrictive covenants. We may be unable to meet such ratios and covenants. Any of these restrictions may limit our ability to execute our business strategy. Moreover, if operating results fall below current levels, we may be unable to comply with these covenants. If that occurs, our lenders could accelerate our indebtedness, in which case we may not be able to repay all of our indebtedness.
Risks Relating to Our Common Stock
Our common stock price has been volatile. Fluctuations in our stock price could impair our ability to raise capital and make an investment in our securities undesirable.
The market price of our common stock has fluctuated significantly. During the period from April 1, 2008 to June 30, 2009, the last reported price of our common stock as quoted on The NASDAQ Global Market ranged from a low of $0.34 to a high of $1.87. We believe factors such as the market’s acceptance of our products and the performance of our business relative to market expectations, as well as general volatility in the securities markets, could cause the market price of our common stock to fluctuate substantially. In addition, the stock markets have experienced price and volume fluctuations, resulting in changes in the market prices of the stock of many companies, which may not have been directly related to the operating performance of those companies. Fluctuations in our stock price could impair our ability to raise capital and could make an investment in our securities undesirable.
If we fail to meet the Nasdaq Global Market listing requirements, our common stock could be delisted.
Our common stock is traded on the Nasdaq Global Market, which has various listing requirements. If our stock price does not meet minimum standards, we may not be able to maintain the standards for continued listing on the Nasdaq Global Market, which include, among other things, that our common stock maintain a minimum closing bid price of at least $1.00 per share and minimum shareholders’ equity of $10.0 million (subject to applicable grace and cure periods). However, Nasdaq has currently suspended the rules requiring a minimum $1.00 closing bid price and a minimum market value of publicly held shares. On August 17, 2009, our stock closed at $1.82. However, during fiscal year 2009, our common stock traded below the minimum $1.00 closing bid price for 30 consecutive business days and there is no guarantee it will remain above $1.00. If, as a result of the application of such listing requirements, our common stock is delisted from the Nasdaq Global Market, our stock could become harder to buy and sell. Consequently, if we were removed from the Nasdaq Global Market, the ability or willingness of broker-dealers to sell or make a market in our common stock might decline. As a result, the ability to resell shares of our common stock could be adversely affected.
The exercise of outstanding warrants and options may adversely affect our stock price.
Our stock option plans authorize the issuance of options and other securities to purchase 9.2 million shares of our common stock. As of June 30, 2009, options and warrants to purchase 5,038,606 shares of our common stock were outstanding, of which 1,922,006 options and 1,596,001 warrants were exercisable as of that date. Our outstanding options and warrants are likely to be exercised at a time when the market price for our common stock is higher than the exercise prices of the options and warrants. If holders of these outstanding options and warrants sell the common stock received upon exercise, it may have a negative effect on the market price of our common stock.

Our anti-takeover provisions, our ability to issue preferred stock and our staggered board may discourage takeover attempts that could be beneficial for our shareholders.
We are subject to Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act, which may have the effect of limiting third parties from acquiring significant amounts of our common stock without our approval. These laws, among others, may have the effect of delaying, deferring or preventing a third party from acquiring us or may serve as a barrier to shareholders seeking to amend our articles of incorporation or bylaws. Our articles of incorporation also permit us to issue preferred stock, which could allow us to delay or block a third party from acquiring us. The holders of preferred stock could also have voting and conversion rights that could adversely affect the voting power of the holders of the common stock. Finally, our articles of incorporation and bylaws divide our board of directors into three classes that serve staggered, three-year terms. Each of these factors could make it difficult for a third party to effect a change in control of us. As a result, our shareholders may lose opportunities to dispose of their shares at the higher prices typically available in takeover attempts or that may be available under a merger or other proposal.
In addition, these measures may have the effect of permitting our current directors to retain their positions and place them in a better position to resist changes that our shareholders may wish to make if they are dissatisfied with the conduct of our business.
We currently do not intend to pay dividends on our common stock and, consequently, there will be no opportunity for our shareholders to achieve a return on their investment through dividend payments.
We currently do not plan to declare dividends on shares of our common stock in the foreseeable future. Further, the payment of dividends by us is restricted by our credit facility and loan agreements. Consequently, shareholders should not expect an opportunity to achieve a return on their investment through dividend payments.
Our directors may not be held personally liable for certain actions, which could discourage shareholder suits against them.
Minnesota law and our articles of incorporation and bylaws provide that our directors shall not be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director, with certain exceptions. These provisions may discourage shareholders from bringing suit against a director for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought by shareholders on behalf of us against a director. In addition, our bylaws provide for mandatory indemnification of directors and officers to the fullest extent permitted by Minnesota law.
Other Risks
Our business operates in a continually changing environment that involves numerous risks and uncertainties. It is not reasonable for us to itemize all of the factors that could affect us and/or the products and services or the distribution industry or the publishing industry as a whole. Future events that may not have been anticipated or discussed here could adversely affect our business, financial condition, results of operations or cash flows.
Thus, the foregoing is not a complete description of all risks relevant to our future performance, and the foregoing risk factors should be read and understood together with and in the context of similar discussions which may be contained in the documents that we file with the SEC in the future.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus, any prospectus supplement and the documents incorporated herein by reference and any other written or oral statements made by or on our behalf include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements reflect our current views with respect to future events and future financial performance and do not relate only to historical matters. You can identify these forward-looking statements by our use of the words “believes,” “anticipates,” “forecasts,” “projects,” “could,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates,” “hopes,” and similar expressions, whether in the negative or affirmative. We wish to caution you that any forward-looking statements made by us or on our behalf are subject to uncertainties and other factors that could cause such statements to be wrong. We cannot guarantee that we actually will achieve these plans, intentions or expectations. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements that we make. These statements are only predictions and speak only of our views as of the date the statements were made. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity and/or performance or achievements. We do not assume any obligation to update or revise any forward-looking statements that we make, whether as a result of new information, future events or otherwise.
We have identified some of the important factors that could cause future events to differ from our current expectations herein and in our most recent Annual Report on Form 10-K filed on June 9, 2009 including, without limitation, under the captions “Item 1A. Risk Factors” and “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation” and other documents we file with the SEC and that are incorporated herein by reference, all of which you should review carefully. Although we have attempted to list comprehensively these important factors, we also wish to caution investors that other factors may prove to be important in the future in affecting our operating results. New factors emerge from time to time, and it is not possible for us to predict all of these factors, nor can we assess the impact each factor or combination of factors may have on our business.

INFORMATION WE HAVE INCORPORATED BY REFERENCE
The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file with the SEC after the date of this prospectus will automatically update and may supersede this information. We are incorporating by reference into this prospectus our:
•	Annual Report on Form 10-K for the year ended March 31, 2009 filed with the SEC on June 9, 2009;

•	Quarterly Report on Form 10-Q for the three months ended June 30, 2009 filed with the SEC on August 13, 2009;

•	Current Reports on Form 8-K filed with the SEC on April 21, 2009 and May 4, 2009; and

•	The description of our common stock contained in the Registration Statement on Form 8-A filed November 1993, including any amendments or reports for the purpose of updated such information.
All documents we file (but not furnish) under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the initial registration statement and prior to effectiveness of the registration statement shall be assumed incorporated by reference into this prospectus. All documents we file (but not furnish) under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the termination of the offering are also incorporated by reference and are an important part of this prospectus. Any statement contained in a document incorporated by reference in this prospectus shall be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which is incorporated by reference modifies or supersedes such statement.
We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request, a copy of any or all documents that have been or may be incorporated by reference in the prospectus (other than exhibits to such documents that are not specifically incorporated by reference into such documents). Your requests should be directed to our Secretary at our principal executive offices at:
Navarre Corporation
7400 49th Avenue North
New Hope, Minnesota 55428
Telephone: (763) 535-8333
WHERE YOU CAN FIND MORE INFORMATION
We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and we file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy the reports, proxy statements and other information that we file at the SEC’s public reference facilities at 100 F Street NE, Washington, D.C. 20549 at prescribed rates. Our filings are also available free of charge at the SEC’s website at http://www.sec.gov. You may also obtain copies of such materials by calling the SEC at 1-800-SEC-0330, or by mail from the Public Reference Room at 100 F Street NE, Washington, D.C. 20549.
This prospectus is part of a Registration Statement on Form S-3, as amended, or the Registration Statement, we filed with the SEC under the Securities Act of 1933. This prospectus does not contain all of the information set forth in the Registration Statement. For more information about us and our common stock and other securities, you should read the Registration Statement and its exhibits and schedules. Copies of the Registration Statement, including its exhibits, may be inspected without charge at the offices of the SEC or obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street NE, Washington, D.C. 20549. Copies of the Registration Statement may be obtained without charge via the SEC’s website.

USE OF PROCEEDS
Except as otherwise may be described in the applicable prospectus supplement accompanying this prospectus, we expect to add substantially all of the net proceeds from the sale of the offered preferred or common stock to our general funds. These funds will be used for general corporate purposes, including capital expenditures, repayment of long term and short term debt, working capital and the financing of future acquisitions. We may also invest funds which are not required immediately in short-term, investment grade securities.
GENERAL DESCRIPTION OF SECURITIES WE MAY OFFER
We may offer shares of our preferred or common stock from time to time under this prospectus at prices and on terms to be determined by market conditions at the time of the offering. This prospectus provides you with a general description of the preferred or common stock we may offer. In connection with each offering, we will provide a prospectus supplement that will describe the specific amounts, prices and the shares being offered and the terms under which they are being offered. The prospectus supplement also may add, update or change information contained in this prospectus or in documents we have incorporated by reference. However, no prospectus supplement will offer a security that is not included in the Registration Statement of which this prospectus is a part at the time of its effectiveness or offer a security of a type that is not described in this prospectus.
This prospectus may not be used to consummate a sale of securities unless it is accompanied by a prospectus supplement.

DESCRIPTION OF CAPITAL STOCK
General
The following summary description of our capital stock is based on the provisions of the Minnesota Business Corporation Act and our articles of incorporation, as amended, and bylaws. This description does not purport to be complete and is qualified in its entirety by reference to the terms of the articles of incorporation and bylaws. See “Where You Can Find More Information.”
Our authorized capital stock consists of 110,000,000 shares no par value per share, of which 100,000,000 shares have been designated as common stock and 10,000,000 shares have been designated as preferred stock. As of August 20, 2009, we had 36,260,116 shares of our common stock outstanding and no shares of preferred stock outstanding.
Common Stock
Each shareholder of record of our common stock is entitled to one vote for each share held on every matter properly submitted to the shareholders for their vote. Holders of our common stock do not have cumulative voting rights. As a result, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. After satisfaction of the dividend rights of holders of preferred stock, holders of common stock are entitled ratably to any dividend declared by the board of directors out of funds legally available for this purpose. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive ratably our net assets available, if any, after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no redemption or conversion rights, no sinking fund provisions and no preemptive right to subscribe for or purchase additional shares of any class of our capital stock. The outstanding shares of our common stock are fully paid and nonassessable, and any shares of common stock issued in an offering pursuant to this prospectus, when issued, will be fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.
Preferred Stock
This section describes the general terms and provisions of our preferred stock. We will file a copy of the certificate of designation that contains the terms of each new series of preferred stock with the State of Minnesota and the SEC each time we issue a new series of preferred stock. Each certificate of designation will establish the number of shares included in a designated series and fix the designation, powers, privileges, preferences and rights of the shares of each series as well as any applicable qualifications, limitations or restrictions.
Our board of directors has been authorized to provide for the issuance of up to 10,000,000 shares of our preferred stock in multiple series without the approval of shareholders. With respect to each series of our preferred stock, our board of directors has the authority to fix the following terms, among others:
•	the designation of the series;

•	the number of shares within the series;

•	whether dividends are cumulative and, if cumulative, the dates from which dividends are cumulative;

•	the rate of any dividends, any conditions upon which dividends are payable, and the dates of payment of dividends;

•	whether interests in the shares of preferred stock will be represented by depositary shares;

•	whether the shares are redeemable, the redemption price and the terms of redemption;

•	the amount payable to you for each share you own if we dissolve or liquidate;

•	whether the shares are convertible or exchangeable, the price or rate of conversion or exchange, and the applicable terms and conditions;

•	any restrictions on issuance of shares in the same series or any other series;

•	voting rights applicable to the series of preferred stock; and

•	any other rights, priorities, preferences, restrictions or limitations of such series.
Holders of shares of preferred stock will be subordinate to the rights of our general creditors. Shares of our preferred stock that we issue in accordance with their terms will be fully paid and nonassessable, and will not be entitled to preemptive rights unless specified in the applicable prospectus supplement.
Our ability to issue preferred stock, or rights to purchase such shares, could discourage an unsolicited acquisition proposal. For example, we could impede a business combination by issuing a series of preferred stock containing, among other rights and preferences, class voting rights that would enable the holders of such preferred stock to block a business combination transaction. Alternatively, we could facilitate a business combination transaction by issuing a series of preferred stock having sufficient voting rights to provide a required percentage vote of the shareholders. Additionally, under certain circumstances, our issuance of preferred stock could adversely affect the voting power of the holders of our common stock. Although our board of directors is required to make any determination to issue any preferred stock based on its judgment as to the best interests of our shareholders, our board of directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our shareholders might believe to be in their best interests or in which shareholders might receive a premium for their stock over prevailing market prices of such stock. Our board of directors does not at present intend to seek shareholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or applicable stock exchange requirements.
Restricted Stock, Options and Warrants
As of June 30, 2009, 439,572 unvested restricted stock and restricted stock unit awards with a weighted average grant date fair value of $1.18 were outstanding. These restricted stock awards generally vest over three years based on service criteria. All restricted stock unit awards are settled in shares of common stock. Restricted stock awards for 23,333 shares are included within our calculation of outstanding shares.
As of June 30, 2009, there were options held by our employees and others to purchase an aggregate of 3,003,033 shares of common stock. Of the outstanding options, 1,922,006 options were exercisable at June 30, 2009 at a weighted average exercise price of $7.72 per share, and the rest become exercisable at various times over the next three years. At June 30, 2009, we had 1,441,667 options available for grant under our option plans. As of August 14, 2009, the average weighted exercise price of all outstanding options was $5.56 per share.
As of June 30, 2009, we had 1,596,001 warrants outstanding related to a private placement completed March 21, 2006, which includes warrants to purchase 171,000 shares issued by us to our agent in the private placement. The warrants have a term of five years and are exercisable at $4.50 per share. We have the right to require exercise of the warrants if, among other things, the volume weighted average price our common stock exceeds $8.50 per share for each of 30 consecutive trading days. In addition, the warrants provide the investors the option to require us to repurchase the warrants for a purchase price, payable in cash within five (5) business days after such request, equal to the Black-Scholes value of any unexercised warrant shares, but only if, while the warrants are outstanding, we initiate the following change in control transactions: (i) any merger or consolidation, (ii) any sale of all or substantially all of our assets, (iii) any tender offer or exchange offer is completed whereby holders of our common stock are permitted to tender or exchange their shares for other securities, cash or property, or (iv) we effect any reclassification of our common stock whereby it is effectively converted into or exchanged for other securities, cash or property.
Registration Rights
The registration rights agreement related to our March 2006 private placement requires us to, among other things, register the shares and shares obtainable upon exercise of the warrants issued within 150 days of the placement closing date and to keep such registration effective until the earlier of five years after the effective date of such registration or the date the shares may be sold under Rule 144(k). In the event the registration does not occur by the 150th day or ceases to be effective for more than an aggregate of 20 trading days (a “Registration Default”), then in addition to any other rights the any of the holders may have, we would be obligated to pay each holder a monthly amount equal to 1.0% of the aggregate investment amount paid by the holder until the Registration Default is cured. The damages payable under this provision apply pro-rata for any portion of a month in which the Registration Default occurs and the total amount of all liquidated damages payable by us for all Registration Defaults is capped at an aggregate of 9% of the aggregate investment amount paid by the holders in the 2006 private placement.
Anti-Takeover Effects of Certain Provisions of Minnesota Law
Certain provisions of Minnesota law described below could have an anti-takeover effect. These provisions are intended to provide management flexibility, to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage an unsolicited takeover if our board of directors determines that such a takeover is not in our best interests or the best interests of our shareholders. However, these provisions could have the effect of discouraging certain attempts to acquire us that could deprive our shareholders of opportunities to sell their shares of our stock at higher values.
Section 302A.671 of the Minnesota Business Corporation Act applies, with certain exceptions, to any acquisitions of our stock (from a person other than us, and other than in connection with certain mergers and exchanges to which we are a party) resulting in the beneficial ownership of 20% or more of the voting stock then outstanding. Section 302A.671 requires approval of any such acquisition by a majority vote of our shareholders prior to its consummation. In general, shares acquired in the absence of such approval are denied voting rights and are redeemable by us at their then-fair market value within 30 days after the acquiring person has failed to give a timely information statement to us or the date the shareholders voted not to grant voting rights to the acquiring person’s shares.
Section 302A.673 of the Minnesota Business Corporation Act generally prohibits any business combination by us, or any of our subsidiaries, with an interested shareholder, which means any shareholder that purchases 10% or more of our voting shares within four years following such interested shareholder’s share acquisition date, unless the business combination is approved by a committee of all of the disinterested members of our board of directors before the interested shareholder’s share acquisition date.

Indemnification of Certain Persons
Minnesota law and our articles of incorporation and bylaws provide that we will, under certain circumstances and subject to certain limitations, indemnify any person made or threatened to be made a party to a proceeding by reason of that person’s former or present official capacity with us against judgments, penalties, fines, settlements and reasonable expenses. Any such person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding.
Limitations on Director Liability
Our articles of incorporation limit personal liability for breach of the fiduciary duty of our directors to the fullest extent provided by Minnesota law. Such provisions eliminate the personal liability of directors for damages occasioned by breach of fiduciary duty, except for liability based on the director’s duty of loyalty to us or our shareholders, liability for acts or omissions not made in good faith, liability for acts or omissions involving intentional misconduct or knowing violation of law, liability based on payments of improper dividends, liability based on a transaction from which the director derives an improper personal benefit, liability based on violation of state securities laws, and liability for acts occurring prior to the date such provision was added. Any amendment to or repeal of such provisions will not adversely affect any right or protection of a director for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.
Special Provisions of Articles of Incorporation
Our articles of incorporation divides our board of directors into three classes of directors serving staggered, three-year terms. Vacancies, and newly-created directorships resulting from any increase in the size of our board, must be filled by our board, even if the directors then on the board do not constitute a quorum or only one director is left in office. These provisions, together with the provisions of the Minnesota Business Corporation Act, could have the effect of delaying, deferring or preventing a change in control or the removal of existing management, of deterring potential acquirers from making an offer to our shareholders and of limiting any opportunity to realize premiums over prevailing market prices for our common stock in connection therewith. This could be the case notwithstanding that a majority of our shareholders might benefit from such a change in control or offer.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Wells Fargo Shareowner Services.
Listing
Our common stock is listed on the Nasdaq Global Market under the symbol “NAVR.” We have not applied to list our common stock on any other exchange or quotation system.

PLAN OF DISTRIBUTION
We may sell the offered securities pursuant to this prospectus:
•	directly to purchasers;

•	to or through underwriters;

•	through dealers or agents; or

•	through a combination of methods.
We may distribute the shares from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices.
The prospectus supplement with respect to the shares being offered will set forth the terms of the offering, including the names of the underwriters, dealers or agents, if any, the purchase price of the securities, the net proceeds to us, any underwriting discounts and other items constituting underwriters’ compensation and any discounts or concessions allowed or reallowed or paid to dealers.
If underwriters are used in an offering, we will sign an underwriting agreement with the underwriters and will specify the name of each underwriter and the terms of the transaction (including any underwriting discounts and other terms constituting compensation of the underwriters and any dealers) in a prospectus supplement. If an underwriting syndicate is used, the managing underwriter(s) will be specified on the cover of the prospectus supplement. If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase the offered securities will be subject to conditions precedent, and the underwriters will be obligated to purchase all of the offered securities if any are purchased.
If dealers are used in an offering, we will sell the securities to the dealers as principals. The dealers then may resell the shares to the public at varying prices which they determine at the time of resale. The names of the dealers and the terms of the transaction will be specified in a prospectus supplement.
The shares may be sold directly by us or through agents we designate. If agents are used in an offering, the names of the agents and the terms of the agency will be specified in a prospectus supplement. Unless otherwise indicated in a prospectus supplement, the agents will act on a best-efforts basis for the period of their appointment.
Dealers and agents named in a prospectus supplement may be deemed to be underwriters (within the meaning of the Securities Act of 1933) of the securities described therein. In addition, we may sell the shares directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any resales thereof.
Underwriters, dealers and agents may be entitled to indemnification by us against specific civil liabilities, including liabilities under the Securities Act of 1933 or to contribution with respect to payments which the underwriters or agents may be required to make in respect thereof, under underwriting or other agreements. Certain underwriters, dealers or agents and their associates may engage in transactions with, and perform services for us in the ordinary course of business.
Any shares sold pursuant to a prospectus supplement will be eligible for listing and trading on Nasdaq, subject to official notice of issuance. Any underwriters to whom securities are sold by us for public offering and sale may make a market in the securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice.
LEGAL MATTERS
The validity of the shares being offered hereby is being passed upon for us by Winthrop & Weinstine, P.A., Minneapolis, Minnesota. We received certain advice from our legal counsel in connection with the matters described herein. Such legal advice is solely for our benefit and not for any stockholder or prospective investor. Purchasers of the securities offered hereby are not entitled to rely on any such advice and should not consider any such counsel to represent them or their interests.
EXPERTS
The consolidated financial statements and schedules of Navarre Corporation at March 31, 2009 and 2008 and for each of the three years in the period ended March 31, 2009 and management’s assessment of the effectiveness of internal control over financial reporting as of March 31, 2009, incorporated by reference into this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said reports.

$20,000,000
Navarre Corporation
Shares of
Preferred Stock
Common Stock
PROSPECTUS
October 23, 2009